ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1 415-773-5759 WWW.ORRICK.COM

July 1, 2015	Andrew D. Thorpe 415/773-5970 athorpe@orrick.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

WE HAVE OMITTED CERTAIN INFORMATION FROM THIS LETTER WHEN FILED ON EDGAR AND HAVE REQUESTED CONFIDENTIAL TREATMENT PER 17 CFR § 200.83 FOR THE OMITTED INFORMATION. WE DENOTE OMITTED INFORMATION WITH THE PLACEHOLDER [***]

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ooma, Inc.
Registration Statement on Form S-1
Filed June 15, 2015
File No. 333-204975

Dear Ms. Jacobs:

On behalf of our client, Ooma, Inc. (the “Company”), we submit this supplemental letter to the Staff of the Securities and Exchange Commission in connection with the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The page numbers below correspond to the pages in the Registration Statement.

Due to business confidentiality and because of the commercially sensitive nature of the information discussed below, we are requesting confidential treatment for the omitted information per 17 CFR §200.83 and the Freedom of Information Act (the “Confidential Information”). We also have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations under 17 CFR §200.83(c). Please promptly inform us of any request for disclosure of the Confidential Information so that we may substantiate our request for confidential treatment under 17 CFR §200.83.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on July 6, 2015 and launching its road show on July 7, 2015, with a target pricing date of July 21, 2015.

Estimated Preliminary IPO Price Range

We advise the Staff that we expect an estimated post-split preliminary price range of [***] assuming a 1-for-2 reverse stock split or an estimated pre-split preliminary price range of [***].

Confidential Treatment Requested by Ooma, Inc.

Barbara C. Jacobs Assistant Director July 1, 2015 Page 2

The Company respectfully advises the Staff that the estimated preliminary price range is subject to adjustment based on changes in market conditions, developments regarding the Company, and other factors. Further, the price range in the preliminary prospectus will not be determined until shortly before the printing of the preliminary prospectus.

As noted, the Company expects to implement a 1-for-2 reverse stock split; however, all share and pricing information discussed below are pre-split.

Explanation and Reconciliation of the Difference between the Fair Value of the Company’s Common Stock and the Midpoint of the Estimated Preliminary IPO Price Range

1.	June 3, 2015 Option Grants

The Company’s Board of Directors (the “Board”) granted options to purchase an aggregate of 292,000 shares of the Company’s common stock to certain employees on June 3, 2015. At the time of this grant, the Board determined the fair value of the Company’s common stock was $7.48 per share. The Board exercised significant judgment and considered numerous factors—including, but not limited to, those described on pages 88 and 89 of the Registration Statement—to determine fair value. The Board also considered the valuation report of its third-party independent valuation firm (a “Valuation Report”) that concluded the fair value of the Company’s common stock was $7.48 per share as of April 30, 2015. The Valuation Report applied an 80% probability weighting to completing an IPO and a 20% probability weighting to not completing an IPO (the “IPO Probability”), and also applied discounts to the valuation for the lack of marketability and for the minority interest represented by the outstanding common stock (the “Discounts”). The Company respectfully advises the Staff that such Discounts, which by definition are not applicable to this estimation of the preliminary price range, and the estimation’s implicit assumption that the IPO Probability is 100%, explains the small variance between the fair value as of June 3, 2015 and the [***] midpoint of the estimated preliminary price range of [***].

The Company respectfully further advises the Staff that the April 30, 2015 Valuation Report indicated the fair value of the common stock under the IPO scenario to be [***] before applying the Discounts; and, after applying a 5.0% discount for lack of marketability and the 80% probability weighting, the indicated fair value was [***].

The Company also calls the Staff’s attention to the small variance between the fair value of the common stock under the IPO scenario before applying the Discounts and the [***] midpoint of the estimated preliminary price range of [***].

2.	Determination of Fair Value Used to Determine Stock-Based Compensation Expense for Option Grants Prior to June 3, 2015

As disclosed in the prospectus, at the time of each option grant, the Board determined the fair value of the common stock underlying the options based on numerous factors including, but no limited to, the guidelines outlined in the American Institute of Certified Public Accountants Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and the most recently available Valuation Report. In connection with the preparation of its consolidated financial statements for the fiscal years ended January 31, 2014 and 2015 and the three months ended April 30, 2015, the Company re-evaluated the estimated fair value of the Company’s common stock at each option grant date from November 8, 2013 through March 30, 2015. In certain cases, the date of the most recent Valuation Report used

Confidential Treatment Requested by Ooma, Inc.

Barbara C. Jacobs Assistant Director July 1, 2015 Page 3

by the Board to determine the fair value of the Company’s common stock pre-dated the date of the option grant. Accordingly, when re-evaluating the estimated fair value of the Company’s common stock at each option grant date, the Company determined that, solely for financial reporting purposes, the fair value of the Company’s common stock was higher than the fair values previously determined in good faith. In some cases, the Company considered the amount of time between the date of the most recent Valuation Report and the option grant date to determine whether to use the latest Valuation Report or a straight-line interpolation between the two valuation dates. Generally the Company used a straight-line interpolation, where appropriate, as long as no events or circumstances suggested that another method should be applied. The Company also considered whether the degree to which the estimated fair value changed between the two valuation dates suggested that a significant change in the actual fair value may have occurred at a specific point in time between the previous valuation date and the grant date.

3.	February and March 2015 Option Grants

As disclosed on page 88 of the Registration Statement, the Board initially determined in good faith the fair value of the Company’s common stock underlying the option grants on February 22 and March 30, 2015 to be $4.59 per share, based upon numerous factors, as well as a Valuation Report as of January 31, 2015. The Valuation Report as of January 31, 2015 evaluated three scenarios—a near-term completion of an IPO, a longer-term completion of an IPO, and not completing an IPO, each weighted 35%, 35%, and 30%, respectively. Based on the Board’s evaluation of the Company’s recent business developments at that time and the noted factors, the Board determined the fair value and believed its determination at that time was reasonable and appropriate. Further, as of the February and March 2015 grants, the Board was not aware, and could not have been aware, of the estimated preliminary price range.

In connection with the preparation of its consolidated financial statements, the Company considered the April 30, 2015 Valuation Report, which established the fair value of the Company’s common stock at $7.48 per share. Based in part on the January 31 and April 30, 2015 Valuation Reports, the Company determined the fair value of our common stock increased by 63% from $4.59 to $7.48. The increase was driven by a number of factors including the improved performance of the Company. Our revenues increased by 22% from $16.3 million for the three months ended April 30, 2014 to $19.9 million for the three months ended April 30, 2015. Further, the Company made progress on its IPO timeline as the Company started the registration process.

Correspondingly, the April 30, 2015 Valuation Report applied an 80% probability weighting to completing an IPO as compared to the January 31, 2015 Valuation Report that applied a 70% probability weighting to completing an IPO. Also, as the Company advanced closer to a liquidity event, we reduced the discount rate used in our forecasts and reduced the discount for lack of marketability that resulted in an increase in the fair value of our common stock. Reflecting the improved performance of our company and our progress in the registration process, the April 30, 2015 Valuation Report indicated the fair value of our common stock before applying the Discounts to be [***] under the IPO scenario.

Based on a straight-line growth rate between the fair values set forth in the January 31 and the April 30, 2015 Valuation Reports, the Company interpolated fair values of its common stock as of February 22 and March 30, 2015 to be $5.30 and $6.47, respectively. The Company used these fair values to determine its stock-based compensation expense.

4.	January 2015 Option Grants

As disclosed on page 88 of the Registration Statement, the Board initially determined in good faith the fair value of the Company’s common stock underlying the option grants on January 6 and 24, 2015 to be $3.02 per share, which was consistent with the latest Valuation Report as of October 31, 2014. However, in connection with the preparation of its consolidated financial statements, the

Confidential Treatment Requested by Ooma, Inc.

Barbara C. Jacobs Assistant Director July 1, 2015 Page 4

Company took into account the January 31, 2015 Valuation Report, which established the fair value of the Company’s common stock at $4.59 per share. Based in part on the October 31, 2014 and January 31, 2015 Valuation Reports, the Company determined the fair value of our common stock increased by 52% from $3.02 to $4.59. The increase was driven by a number of factors including the improved performance of the Company. Our revenues increased sequentially by 14% from $18.3 million for the three months ended October 31, 2014 to $20.9 million for the three months ended January 31, 2015.

Between October 31, 2014 and January 31, 2015, we started discussions with investment bankers and engaged attorneys and accountants in connection with a planned IPO. Therefore, the January 31, 2015 Valuation Report used the PWERM analysis that applied a 70% probability weighting to completing an IPO. Also, as the Company advanced closer to a liquidity event, we reduced the discount rate used in our forecasts and reduced the discount for lack of marketability that resulted in an increase in the fair value of our common stock. Based on a straight-line growth rate between the fair values set forth in the October 31, 2014 and the January 31, 2015 Valuation Reports, the Company determined the fair values of its common stock as of January 6 and 24, 2015 to be $4.16 and $4.47, respectively. The Company used these fair values to determine its stock-based compensation expense.

The Company respectfully submits that the difference between the $4.16 and $4.47 per share fair values of its common stock on January 6 and 24, 2015, respectively, and the [***] midpoint of the estimated preliminary price range of [***] (not accounting for the reverse stock split) primarily results from the following factors:

•	The IPO price range assumes that the Company’ stock will be freely tradable in a public market. On the other hand, the determinations of fair value on the above dates apply a discount for a lack of marketability to the Company’s common stock.

•	The estimated preliminary IPO price range is based on a single outcome that is not probability-weighted and does not take into account the likelihood of alternative outcomes that could yield lower enterprise and equity valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity markets, and provide enhanced operational flexibility.

•	The January 31 and April 30, 2015 Valuation Reports considered, among other factors, that the increases in the multiples of revenues at which the Company would be expected to trade were driven by many factors, including input from the Company’s investment bankers regarding the market’s perception of the relative value of the Company’s hardware and software offerings. As the Company progressed towards its IPO, it was increasingly believed that the Company could trade at multiples closer to the multiples of SaaS enterprises which, generally, are higher.

•	The Company’s growth in core users from 645,000 as of January 31, 2015 to 678,000 as of April 30, 2015.

•	The expansion of the Company’s product offerings, including the growth in its Business Promoter business.

Confidential Treatment Requested by Ooma, Inc.

Barbara C. Jacobs Assistant Director July 1, 2015 Page 5

Further, members of the Company’s Board have significant experience in business, finance, venture capital transactions, and valuations of technology companies, including determining the fair value of the common stock of these companies. The Company respectfully submits the Board’s determinations of fair value of common stock on the above noted dates from January to June 2015 were consistent with its past practice and consistent with the American Institute of Certified Public Accountants Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company, therefore, respectfully seeks the Staff’s confirmation that it has no further comments with respect to the matters discussed above.

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We appreciate your time and attention, and if you have any additional questions or concerns, please call me at 415-773-5970.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe

cc:	Eric B. Stang, Ooma, Inc.
Ravi Narula, Ooma, Inc.
Spencer Jackson, Ooma, Inc.

Confidential Treatment Requested by Ooma, Inc.